COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO – CBD
CNPJ/MF No. 47.508.411/0001-56
Publicly Traded Company with Authorized Capital

RELEVANT FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions contained in the Instructions no. 358/02 and 319/99, issued by the Brazilian Securities Exchange Commission (“CVM”), and as amended by CVM Instructions no. 320/99 and 349/01, is hereby disclosing to its shareholders, to the market in general and to other interested parties the terms of the incorporation by CBD of its controller, Vieri Participações S.A., a closely held company, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3.142, enrolled in the CNPJ/MF under no. 47.508.411/0001-56 (“Vieri”) (the “Incorporation”), said terms to be submitted to CBD’s and Vieri’s shareholders during Special Shareholders Meetings to be held on December 20, 2006.

1.    Justification for the Operation and the Benefits Deriving Therein.

1.1.      Pursuant to the disclosure of the Relevant Fact, published by CBD on May 04, 2005, and on the strength of studies made as well as of debates held previously within the managements of both CBD and Vieri, it was decided for the Incorporation of the net assets belonging to Vieri by CBD, to the extent that such operation shall bring benefits to CBD and consequently, to all its shareholders, as well as to Vieri’s shareholders, as it shall be evinced to wit.

2.    Advantage of the Premium.

2.1     As result of the Incorporation, the premium attributed to the expectations of future results to be obtained by CBD shall be transferred to said CBD for the total amount of R$ 2,069,204,266.00 (two billion, sixty-nine million, two hundred and four thousand and two hundred and sixty-six reais) (“Premium”), arising from the indirect purchase by Casino Guichard Perrachon S.A (“Casino”) of the shares issued by CBD, representing approximately 32.36% of the latter’s capital stock, which was originally registered by:

(i)	Masmanidis Participações Ltda., (“Masmanidis”), which at the time was indirectly controlled by Casino, and which was later transferred to Vieri; and

(ii)	Vieri, as result of the transaction performed between Abílio dos Santos Diniz (“Abílio Diniz”) and Casino.

2.2.      In spite of the provisions made in item 2.1 hereinabove, as result of the Incorporation and pursuant the provisions of the legislation in effect, the total amount of the Premium and the corresponding provisions for it, equivalent to seventy-five (75%) percent of said full Premium amount, shall be transferred to CBD, constituted by Vieri pursuant CVM Instruction 319/99, as amended.

2.3      After Incorporation and pursuant to tax laws in effect, the Premium shall be amortized by CBD in at least five (5) years from the fiscal point of view, without causing any impacts on the results and in the flow of dividends paid, pursuant article 16 of CVM Instruction 319/99.

2.4.      Pursuant Article 6 of CVM Instruction 319/99, as result of the Incorporation and as counterpart to the registration of the aforementioned Premium, CBD shall set up a special premium reserve in an amount equivalent to R$ 517,293,714.27 (five hundred and seventeen million, two hundred and ninety-three thousand, seven hundred and fourteen reais and twenty-seven centavos).

2.5      To the extent that CBD may obtain fiscal benefits arising from the amortization of the Premium, at the end of each fiscal year, and once the corresponding financial statements have been checked and approved by CBD’s shareholders, the aforementioned parcel of the special Premium reserve, corresponding to such fiscal benefit, shall be capitalized pursuant item 2.4.1 infra.

2.4.1 In spite of the provisions of item 2.4 hereinabove, both Casino and Abílio Diniz, in the capacity of CBD’s indirect co-controllers, shall promote on their own account or on that of their direct or indirect controlled companies the capitalization of eighty (80%) percent of the amount of the special Premium reserve payable to them at the end of each fiscal year, determined pursuant the provisions of item III of Article 6 of CVM Instruction 319/99, subject to the limit of the effective fiscal benefit obtained by CBD, with the resulting issuance of new CBD’s preferred shares, according to the market value of the shares at the time, there being assured the right of first refusal to the remaining CBD shareholders in the subscription of the increase of capital arising from said capitalization, pursuant to article 7 of CVM Instruction no. 319/99, and to Article 171 of Law 6.404/76 as amended (“LSA”). The remaining amount, equivalent to twenty (20%) percent of the full aforementioned fiscal benefit shall be capitalized on behalf of all its shareholders, without the issuance of new CBD shares.

3.    Prior Acts and Approvals.

3.1.      As necessary steps for the Implementation of the Incorporation, the following corporate acts have been preformed until the present date:

(a)	the Incorporation of Masmanidis by Vieri, pursuant the terms of the Special Vieri’s Shareholders Meeting and the Contractual Amendment of Masmanidis, dated September 28, 2006;

(b)	the indirect conveyance of the totality of the shares issued by Vieri, owned by Abílio Diniz and indirectly by Casino to the capital stock of a new company having a specific purpose named Wilkes Participações S.A. (“Wilkes”), pursuant to the Special Wilkes’ Shareholders Meeting held on November 27, 2006;

(c)	the signing of the Protocol and of the Incorporation Justification by CBD’s and Vieri’s administrators (the “Protocol and the Justification”), on December 01, 2006;

(d)	approval on December 04, 2006 of the Protocol and the Justification and of the call up of Special CBD’s Shareholders Meeting through a CBD’s Board of Directors’ Meeting for the purpose of discussing about the Incorporation.

(e)	approval on December 04, 2006 of the proposal pertaining to the Incorporation by a meeting of Vieri’s Board of Directors, to be presented to Vieri’s shareholders during a Special Vieri’s Shareholder’s Meeting to be called up.

4.    Current Corporate Structure

4.1.      CBD is a publicly traded company and its capital stock on this date is of R$ 3,954,629,319.75 (three billion, nine hundred and fifty-four million, six hundred and twenty-nine thousand, three hundred and nineteen reais and seventy-five centavos), fully subscribed and paid in, divided into 113,771,378,433 (one hundred and thirteen billion, seven hundred and seventy-one million, three hundred and seventy-eight thousand and four hundred and thirty-three) shares, of which 49,839,925,688 (forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight) are common shares, and 63,931,452,745 (sixty-three billion, nine hundred and thirty-one million, four hundred and fifty-two thousand seven hundred and forty-five) are preferred shares, all of which being nominal shares with no face value.

4.2.      Vieri is a closely held company, the capital stock whereof, fully subscribed and paid in, on this date is worth R$ 1,724,041,373.14 (one billion, seven hundred and twenty-four million, forty-one thousand, three hundred and seventy-three reais and fourteen centavos) being divided up into 20,375,000,000 (twenty-billion, three hundred and seventy-five million) common shares; and 26,634,588,419 (twenty-six billion, six hundred and thirty-four million, five hundred and eighty-eight thousand and four hundred and nineteen) preferred shares, of which 12,325,000,000 (twelve billion and three hundred and twenty-five million) are Class “A” preferred shares, and 14,309,588,419 (fourteen billion, three hundred and nine million, five hundred and eighty-eight thousand and four hundred and nineteen) are Class “B” preferred shares, all of which being nominal shares with no face value.

4.3.      On this date, Vieri is the owner of 47,009,588,419 (forty-seven billion, nine million, five hundred and eighty-eight thousand and four hundred and nineteen) common shares issued by CBD.

4.4.      As result of the conveyance to Wilke’s capital stock of the totality of the shares issued by Vieri, which are directly or indirectly owned by Abílio Diniz and by Casino, pursuant item 3.1 (b) hereinabove, Wilkes became the sole direct Vieri’s shareholder, owner of the totality of the common and preferred shares issued by Vieri.

5.    Evaluation of and Asset Variations

5.1      In order to evaluate the book value of Vieri’s net assets that are to be conveyed to CBD as result of the Incorporation, both Vieri’s and CBD’s administrations named ERNST & YOUNG Auditores Independentes S.S., a simple company incorporated in the City and State of São Paulo, domiciled at Avenida Presidente Juscelino Kubitschek, 1830 – Torre I, 5º e 6º andares, enrolled in the Regional Accounting Council of the State of São Paulo under no. 2SP015199/O-6, and before the Ministry of the Treasury under CNPJ/MF number no. 61.366.936/0001-25 as the evaluating company responsible for the evaluation of Vieri’s net assets, and the resulting elaboration of the appropriate expert report needed for the consecution of the incorporation (“Evaluating Company”). Vieri’s assets shall be evaluated pursuant Articles 183 and 184 of the Corporate Act, based on the audited balance sheet determined for Vieri, on November 21, 2006, it so being that Vieri’s investment in CBD shall be evaluated based on the audited CBD’s balance sheet determined on September 30, 2006.

5.2      Asset variations determined to exist as of January 21, 2006 and until the date of the consummation of the Incorporation shall be appropriated by CBD.

6.     Replacement Ratio.

6.1.      As replacement to the totality of the common and preferred shares issued by Vieri and belonging to Wilkes, to be extinguished upon Incorporation, 47.009.588.419 (forty-seven billion, nine million, five hundred and eighty-eight thousand and four hundred and nineteen) common shares issued by CBD shall be conveyed to Wilkes, which is Vieri’s stockholder, all said shares being nominal with no face value, so that after Incorporation, Veri’s shareholder, Wilkes shall become the owner of an equal number of common shares issued by CBD as the ones currently held by Vieri.

6.2      The replacement ratio for the shares issued by Vieri for shares issued by CBD, to be conveyed to Wilkes, which is Vieri’s shareholder, was set up in an equitable fashion, based on the amount of Vieri’s investment in CBD.

6.3      The shares issued by CBD to be conveyed to Wilkes (Vieri’s shareholder) as replacement for the shares issued by Vieri shall be entitled to the same entitlements as the outstanding shares issued by CBD, and they shall fully partake of the results obtained during the ongoing fiscal year. All the statutory entitlements and advantages pertaining to common and preferred shares issued by CBD and still outstanding shall be kept unchanged.

6.4      Shares issued by CBD now belonging to Vieri shall be cancelled, and the Incorporation shall not result in an increase or decrease in CBD’s capital stock. It should be noted that the number of CBD’s common shares which are to be issued is identical to the number of common CBD’s shares that currently belong to Vieri.

7.    Make-up of CBD Capital Stock after Incorporation.

7.1.      The book value of Vieri’s net assets to be incorporated by CBD is of R$ 2,301,247,360.34 (two billion, three hundred and one million, two hundred and forty-seven thousand, three hundred and sixty reais and thirty-four centavos), of which R$ 1,783,915,994.77 (one billion, seven hundred and eighty-three million, nine hundred and fifteen thousand, nine hundred and ninety-four reais and seventy-seven centavos) is equivalent to Vieri’s direct share in CBD, evaluated by following the net assets method; R$ 517,293,714.27 (five hundred and seventeen million, two hundred and ninety-three thousand, seven hundred and fourteen reais and twenty-seven centavos) is equivalent to the worth of the Premium, once the amount for the corresponding provision has been discounted, as referred in item 2.2 hereinabove, and R$ 37,651.30 (thirty-seven thousand, six hundred and fifty-one reais and thirty centavos) is equivalent to Vieri’s cash flow (“Cash Till”).

7.2.      As result of the Incorporation and as counterpart to the amount of the aforementioned Cash Till, to be conveyed to CBD, said CBD shall set up an expansion reserve in the amount of R$ 37,651.30 (thirty-seven thousand, six hundred and fifty-one reais and thirty centavos), which shall benefit CBD, and all its shareholders.

7.3     As mentioned in Item 6.4, said Incorporation shall not result in an increase or a decrease of CBD’s capital stock, to the extent that Vieri’s capital stock shall be made up of shares issued by CBD in the amount of the Premium on the date of the Incorporation, there being discounted the amount corresponding to the provision set-up based on CVM Instruction 319/99, which shall be posted into the special Premium reserve account belonging to CBD (as mentioned in item 2.2 above), and the Cash Till amount, which shall be posted into the expansion reserve account (pursuant item 7.2 hereinabove).

7.4      All the shares issued by Vieri shall be extinguished upon Incorporation, pursuant item 6.1, being replaced by new shares issued by CBD which shall be conveyed in their totality to Wilkes, which is the sole Vieiri’s shareholder.

8.    Right to Withdraw

8.1.      Pursuant Articles 136 and 137 of the Corporate Act, CBD’s shareholders shall not enjoy any withdrawal rights as result of the Incorporation.

9.    Costs.

9.1.      It is estimated that the costs to accomplish the Incorporation operation, which is the object of this Relevant Fact, to be incurred into by CBD shall be to the tune of approximately R$1,000,000.00 (one million reais), there being included expenses with publications, auditors, evaluators, attorneys and other technical professionals hired to advise the operation.

10.        Inexistence of Conflict of Interest

10.1.      The Evaluating Company has represented that it has not incurred into any conflict or communion of interests, either current or potential, which may abridge the freedom necessary to perform its functions.

11.    Other Information regarding the Operation.

11.1.      The accomplishment of the Incorporation which is the object of this Relevant Fact shall result in the extinguishing of Vieri, which shall be succeeded by CBD as regards all of its entitlements and obligations, pursuant Article 227 of the Corporate Act.

11.2.      No contingencies or liabilities exist that have not been posted already into Vieri’s assets, the net assets whereof reverting to CBD.

12.    Document Availability.

12.1      All documents pertaining to Incorporation, including the Protocol and the Justification for Incorporation, as well as the evaluation report are available at CBD’s headquarters, at Avenida Brigadeiro Luiz Antônio, 3.142, in the City and State of São Paulo, and at the São Paulo Stock Exchange. Additional information may also be obtained from CBD’s Relationship with Investors Department.

São Paulo, December 04, 2006.

Daniela Sabbag
Investor Relations Officer